Exhibit 99.1

FOXTEL GROUP

Report of Independent Auditors

To the Members of Sky Cable Pty Limited

We have audited the accompanying combined financial statements of the Foxtel Group, which is comprised of Foxtel Partnership, Foxtel Management Pty Ltd, Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, Foxtel Television Partnership and their controlled entities. The combined financial statements comprise the combined balance sheets as of June 30, 2017 and 2016, and the related combined statements of operations, comprehensive income, cash flows and partners’ deficit for each of the three years in the period ended June 30, 2017, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Foxtel Group at June 30, 2017 and 2016, and the combined results of its operations and its cash flows for each of the three years in the period ended June 30, 2017 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Sydney, Australia

August 11, 2017

FOXTEL GROUP

COMBINED STATEMENTS OF OPERATIONS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2017	2016	2015
Revenues (including $891,213, $817,527 and $745,291, respectively from related parties)	$3,199,572	$3,265,100	$3,175,928
Operating expenses (including $832,090, $779,462 and $669,086, respectively to related parties)	(1,832,764)	(1,774,997)	(1,634,821)
Selling, general and administrative	(610,610)	(663,504)	(636,826)
Depreciation and amortization	(285,576)	(318,380)	(381,426)
Impairment and restructuring charges (Note 3)	(83,029)	(9,855)	—
Other, net (Note 5)	(77,000)	—	—
Equity earnings / (losses) of affiliates	4,876	(8,043)	1,374
Interest expense, net	(211,905)	(223,513)	(217,911)
Foreign exchange and other gains / (losses) on hedges, net	109	547	(3,442)

Income before income tax expense	103,673	267,355	302,876
Income tax expense	(23,977)	(22,700)	(31,824)

Net income	79,696	244,655	271,052
Less: Net loss/(income) attributable to noncontrolling interests	447	418	(205)

Net income attributable to Foxtel Group	$80,143	$245,073	$270,847

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

Statements of comprehensive income

	For the years ended June 30,
	2017	2016	2015
Net income	$79,696	$244,655	$271,052
Other comprehensive (loss) / income:
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	(15,526)	(32,182)	4,494
Unrealized holding gain / (loss) on securities ($nil tax impact)	20,533	(30,800)	—
Unrealized holding loss on securities recycled to profit and loss ($nil tax impact)	10,267	—	—

Other comprehensive income /(loss)	15,274	(62,982)	4,494

Comprehensive income	94,970	181,673	275,546

Less: Net loss / (income) attributable to noncontrolling interests	447	418	(205)

Comprehensive income attributable to Foxtel Group	$95,417	$182,091	$275,341

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED BALANCE SHEETS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	As of June 30,
	2017	2016
Assets:
Current assets:
Cash and cash equivalents	$30,426	$40,418
Receivables, net (including $29,506 and $27,134 due from related parties) (Note 2 and 11)	365,800	363,092
Inventories, net (Note 4)	256,071	263,197
Derivative financial instruments (Note 9)	—	23,941
Prepayments (including $1,935 and $nil due from related parties) (Note 11)	159,767	101,788
Other current assets	22,570	14,659

Total current assets	834,634	807,095
Non-current assets:
Inventories, net (Note 4)	181,884	153,854
Investments (Note 5)	5,000	50,841
Derivative financial instruments (Note 9)	128,900	177,936
Property and equipment, net (Note 6)	944,744	918,614
Intangible assets, net (Note 7)	8,329	8,329
Goodwill (Note 7)	1,933,197	1,933,197
Deferred income taxes (Note 10)	49,501	53,617
Prepayments (including $21,429 and $nil due from related parties) (Note 11)	21,496	—
Other non-current assets	317	291

Total assets	$4,108,002	$4,103,774

Liabilities and Equity:
Current liabilities:
Borrowings (Note 8)	$—	$97,003
Trade payables (third parties)	357,172	360,153
Trade payables (related parties) (Note 11)	146,256	156,220
Accrued expenses and other payables	276,472	211,832
Income tax payable	—	2,357
Deferred revenue	122,700	135,705
Derivative financial instruments (Note 9)	12,860	1,593
Other current liabilities	70,068	55,119

Total current liabilities	985,528	1,019,982
Non-current liabilities:
Borrowings (third parties) (Note 8)	2,145,232	2,271,196
Borrowings (related parties) (Note 8 and 11)	962,351	902,580
Derivative financial instruments (Note 9)	37,738	71,545
Deferred revenue	85,602	70,406
Deferred income taxes (Note 10)	117	12
Other non-current liabilities	94,995	66,584
Commitments and contingencies (Note 12)	—	—
Deficit: (Note 2)
Partners’ capital	1,057,650	1,057,650
Accumulated deficit	(1,213,660)	(1,293,803)
Accumulated other comprehensive loss	(47,201)	(62,475)

Total Foxtel Group’s deficit	(203,211)	(298,628)
Noncontrolling interest	(350)	97

Total deficit	(203,561)	(298,531)

Total liabilities and equity	$4,108,002	$4,103,774

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF CASH FLOWS

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	For the years ended June 30,
	2017	2016	2015
Cash flows from operating activities:
Net income	$79,696	$244,655	$271,052
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	285,576	318,380	381,426
Impairment and restructuring charges	5,252	—	—
Fair value measurement on listed securities (Ten Network Holdings)	77,000	—	—
Equity (earnings) / losses of affiliates	(4,876)	8,043	(1,374)
Deferred income taxes	4,221	(4,106)	1,746
Fair value adjustments and foreign currency translation	(5,895)	(12,838)	(23,182)
Non cash interest accrued on loan from partners	59,771	—	—
Changes in operating assets and liabilities, net of acquisitions:
Receivables, prepayments and other, net	(90,120)	(167,354)	(22,019)
Inventories, net	(20,905)	50,367	(141,673)
Trade payables and other liabilities	44,237	84,566	89,911

Net cash provided by operating activities	433,957	521,713	555,887

Cash flows from investing activities:
Payments for property and equipment	(341,873)	(379,585)	(378,819)
Purchase of listed securities (Ten Network Holdings)	—	(77,000)	—
Sale of shares in subsidiary	—	1,000	—
Loan to equity method investee	(3,000)	(11,175)	(3,885)
Distributions from equity investee	8,400	8,750	8,050

Net cash used in investing activities	(336,473)	(458,010)	(374,654)

Cash flows from financing activities:
Proceeds from borrowings	224,000	369,000	784,000
Other	76,003	—	—
Repayment of borrowings	(404,879)	(360,305)	(708,129)
Payment of establishment fees	(2,800)	—	(2,550)
Payment of partners distributions	—	(73,000)	(250,000)
Payment of dividends to noncontrolling interests	—	(239)	—

Net cash used in financing activities	(107,676)	(64,544)	(176,679)
Net (decrease) / increase in cash and cash equivalents	(10,192)	(841)	4,554
Cash and cash equivalents, beginning of year	40,418	40,688	34,152
Exchange movement on opening cash balance	200	571	1,982

Cash and cash equivalents, end of year	$30,426	$40,418	$40,688

Supplemental disclosure:
Interest paid—excluding net cash flows on economic hedges (undesignated swaps)	(152,493)	(197,685)	(210,564)
Interest paid—net cash flows on economic hedges (undesignated swaps)	(5,786)	(12,291)	(26,624)
Tax paid	(25,092)	(34,237)	(45,473)
Noncash investing and financing activities:
Noncash interest accrued on loan from partners	59,771	—	—

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

COMBINED STATEMENTS OF PARTNERS’ DEFICIT

(IN THOUSANDS OF AUSTRALIAN DOLLARS)

	Partners’ capital	Accumulated deficit	Accumulated other comprehensive (loss) / income	Total Foxtel Group’s deficit	Noncontrolling interests	Total deficit
Balance, June 30, 2014	$1,057,650	$(1,486,293)	$(3,987)	$(432,630)	$119	$(432,511)
Net income	—	270,847	—	270,847	205	271,052
Other comprehensive income:
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	—	—	4,494	4,494	—	4,494

Other comprehensive loss	—	—	4,494	4,494	—	4,494
Partners distribution	—	(250,000)	—	(250,000)	—	(250,000)

Balance, June 30, 2015	$1,057,650	$(1,465,446)	$507	$(407,289)	$324	$(406,965)
Net income	—	245,073	—	245,073	(418)	244,655
Transactions with non-controlling interests	—	(430)	—	(430)	430	—
Other comprehensive income:				—		—
Unrealized holding (losses) gains on securities ($nil tax impact)	—	—	(30,800)	(30,800)	—	(30,800)
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	—	—	(32,182)	(32,182)	—	(32,182)

Other comprehensive income	—	—	(62,982)	(62,982)	—	(62,982)
Partners distribution	—	(73,000)	—	(73,000)	—	(73,000)
Dividends to noncontrolling interest	—	—	—	—	(239)	(239)

Balance, June 30, 2016	$1,057,650	$(1,293,803)	$(62,475)	$(298,628)	$97	$(298,531)
Net income	—	80,143	—	80,143	(447)	79,696
Other comprehensive income:
Unrealized holding gain on securities ($nil tax impact)	—	—	20,533	20,533	—	20,533
Unrealized holding loss on securities recycled to the P/L ($nil tax impact)	—	—	10,267	10,267	—	10,267
Net change in the fair value of cash flow hedges taken to equity ($nil tax impact)	—	—	(15,526)	(15,526)	—	(15,526)

Other comprehensive income	—	—	15,274	15,274	—	15,274

Balance, June 30, 2017	1,057,650	(1,213,660)	(47,201)	(203,211)	(350)	(203,561)

The accompanying notes are an integral part of these combined financial statements.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 1. DESCRIPTION OF BUSINESS

The Foxtel Group (see definition in Note 2, Basis of presentation and principles of combination) is the largest pay-TV provider in Australia. It is owned equally by Sky Cable Pty Limited, a subsidiary of News Corporation (hereafter both entities will be referred to as “News Corp”) and Telstra Media Pty Limited, a subsidiary of Telstra Corporation Limited (hereafter both entities will be referred to as “Telstra”), an Australian ASX-listed Telecommunications company (collectively referred to as “Partners”). The Foxtel Group had more than 2.8 million subscribing households throughout Australia as of June 30, 2017 through cable, satellite and IP distribution.

Foxtel delivers 200 channels (including standard definition channels, high definition versions of some of those channels, and audio and interactive channels) covering news, sports, general entertainment, movies, documentaries, music and children’s programming. Foxtel’s premium content includes FOX SPORTS Australia’s suite of sports channels such as FOX SPORTS 501, FOX LEAGUE, FOX SPORTS 503, FOX FOOTY, FOX SPORTS 505, FOX SPORTS 506, FOX SPORTS MORE and FOX SPORTS NEWS, and television content from HBO, FOX and Universal, among others. Foxtel also owns and operates 30 channels, including general entertainment and movie channels, and sources an extensive range of movie programming through arrangements with major U.S. studios. Foxtel’s channels are distributed to subscribers via both Telstra’s hybrid fibrecoaxial cable network and a long-term contracted satellite platform provided by Optus. Cable and satellite distribution is enabled by Foxtel’s set-top boxes, including the iQ3. Foxtel also offers versions of its services via the Internet through Foxtel Now, an Internet television service available on a number of compatible devices (including mobile phones, tablets, personal computers, Chromecast, Telstra TV, Sony PlayStation, Xbox One and select smart TVs), and Foxtel App, an Internet television service that allows subscribers to watch Foxtel channels via mobile devices and tablets. Foxtel also offers a triple play bundle product, which consists of Foxtel’s existing pay-TV services, sold together with broadband and/or home phone services.

The Foxtel Group generates revenue primarily through subscription revenue as well as advertising revenue. For the fiscal year ended June 30, 2017 the Foxtel Group recorded revenues of $3.2 billion, net income before income taxes of $103.7 million, net interest expense of $285.6 million, depreciation and amortization of $277.9 million, foreign exchange and other gains on hedges, net of $0.1 million, impairment and restructuring of $83.0 million, other, net of $77.0 million and equity earnings of affiliates, of $4.9 million. Net cash provided by operating activities for the fiscal year ended June 30, 2017 was $434.0 million. The Foxtel Group made cash distributions to partners of $nil in aggregate and paid interest of $35.0 million in aggregate on shareholder loans.

The Foxtel Group is a combination of corporate and partnership entities. At June 30, 2017, News Corp and Telstra equally own the Foxtel Group. Since inception, the partners’ have contributed $1.1 billion in capital to the Foxtel Group through one of the partnership structures, the Foxtel Partnership (a general partnership) which was used to fund the initial startup losses and required investments of the Foxtel Group. The Foxtel Group has assessed the ability to make distributions based on financial performance, available cash and undrawn debt facilities. Net cash provided by operating activities has been $1.5 billion over the three year period ending June 30, 2017. Approved distributions to partners over the same three year period have totalled $323.0 million and are made from the accumulated profit account of the Foxtel Partnership. The combined financial statements of the Foxtel Group report an accumulated deficit at June 30, 2017 of $1.2 billion as the total returns to partners since inception are in excess of the aggregated earnings of the combined group in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

In May 2012, the Foxtel Group purchased Austar United Communications Pty Limited (“AUSTAR”) a subscription television business providing satellite and digital television services in regional and rural Australia.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

This combination created a national subscription television service in Australia. The AUSTAR transaction was funded by the Foxtel Group bank debt (“term debt”) and the partners made pro-rata capital contributions in the form of subordinated shareholder notes (“loan”) based on their respective ownership interest. These loans amounted to $962.4 million and $902.6 million as at June 30, 2017 and June 30, 2016 respectively. This term debt is in the form of Australian dollar floating interest term debt and US private placement debt, predominantly denominated in US$ with fixed interest rate. This debt exposes the Foxtel Group to foreign exchange currency rate risk and interest rate risk. The Foxtel Group uses a portfolio of interest rate swaps and cross currency interest rate swaps to mitigate exposure to these risks. The Foxtel Group also enter into foreign exchange contracts to convert US$ cost exposures to the Australian dollar. Where possible, the Foxtel Group designates all derivatives to qualify for hedge accounting in U.S. GAAP.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of combination

The financial statements are prepared in accordance with U.S. GAAP and present, on a combined basis, the historical Australian dollar results of operations, comprehensive income, financial position and cash flows of the Foxtel Partnership, Foxtel Management Pty Ltd, Customer Services Pty Ltd, Foxtel Cable Television Pty Ltd, the Foxtel Television Partnership and their controlled entities, which collectively comprise the “Foxtel Group” or “the Group.”

Controlled entities are all those entities over which the Foxtel Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights and variable interest entities in which the Foxtel Group is the primary beneficiary. Controlled entities are fully consolidated from the date on which control is transferred to the Foxtel Group. They are de-consolidated from the date that control ceases. All intercompany transactions and accounts within the Foxtel Group and its controlled entities have been eliminated. Accounting policies of controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Foxtel Group.

An entity is considered a variable interest entity (“VIE”) if it meets the criteria outlined in ASC 810, “Consolidation”, which are: (i) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support; (ii) the entity has equity investors that, as a group, lack the characteristics of a controlling financial interest; or (iii) the legal entity is structured with non-substantive voting rights.

The Foxtel Group consolidates a VIE when it is considered the primary beneficiary and has both the power to direct the activities that most significantly impact the VIE’s economic performance and a right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE.

Reclassifications

No reclassifications have been made in the current year.

Liquidity and partnership equity

The Foxtel Group’s combined financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the combined financial statements.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The Foxtel Group contains corporate and partnership structures. The partners’ capital of the Foxtel Group of $1.1 billion as of June 30, 2017 has been raised through the partnership structures (general partnerships). Distributions to partners are recorded against the accumulated profit account of the partnership paying the distribution. Approved returns of $323.0 million in aggregate have been made to partners over the past three years. Over the same period, net cash provided by operating activities has been $1.5 billion. The Foxtel Group has assessed the ability to make distributions based on financial performance, available cash and undrawn debt facilities. This method of providing returns has resulted in negative aggregate net current assets of $150.9 million. The partners are obliged, under the terms of the partnership agreements, to contribute capital to the partnerships in order to achieve the business plan approved by the Partners and as such this contribution would fund any liability that the group does not meet from cash from operations through at least the next twelve months in the absence of any alternative funding options. In addition, aggregate net assets (excluding Borrowings from related parties) are $758.8 million and the Foxtel Group has available undrawn debt facilities of $284.7 million at June 30, 2017. Based on these factors, the Foxtel Group believes that the going concern basis of preparation is supported. The combined financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Foxtel Group be unable to continue as a going concern. Such adjustments could be material.

Business combinations

Business combinations are accounted for utilizing the guidance of Accounting Standards Codification (“ASC”) 805, “Business Combinations”. The purchase price of an acquisition is allocated to the assets acquired, including intangible assets and liabilities assumed, based on their respective fair values at the acquisition date. Any pre-acquisition contingencies, including contingent consideration, are recognized and measured at fair value (if possible) and liabilities related to contingent consideration are remeasured at fair value in each subsequent reporting period. The excess of the cost of an acquired entity over the net of the amounts assigned to the assets acquired and liabilities assumed is recognized as goodwill. The net assets and results of operations of an acquired entity are included in the Foxtel Group’s combined financial statements from the acquisition date.

The total cost of business combinations and integration related costs was $38 thousand for fiscal 2017. The Foxtel Group did not incur any costs during 2016 and 2015.

Use of estimates

The preparation of the Foxtel Group’s combined financial statements is in conformity with U.S. GAAP and requires management to make estimates and assumptions that affect the amounts that are reported in the combined financial statements and accompanying disclosures. Areas where management uses subjective judgment include, but are not limited to, determining the provision for accounts receivable, fair value hierarchy of financial instruments, fair value of financial instruments, estimation of useful lives of long-lived and intangible assets, impairment of goodwill and estimation of useful lives of other indefinite-lived intangible assets, amortization period of deferred installation revenue and installation costs, amortization period of programming rights, accounting for deferred income taxes, other than temporary assessment for unrealized losses on available-for-sale securities and assessing the valuation of the assets and liabilities assumed in a business combination and provision for closure costs (included in other payables). Actual results could differ from those estimates.

There were no changes in accounting estimates during fiscal 2017. For the fiscal year ended June 30, 2016, the Foxtel Group reassessed the useful lives of its cable and satellite installation and upgrade assets from four to six years. The useful lives of such assets are based on the average customer life and useful life of cable and

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

satellite equipment. The impact on the change in useful life of the installation and upgrade assets to the combined statements of operations was a $81.7 million reduction in the depreciation and amortisation expense and an increase in net income for the fiscal year ended June 30, 2016. The impact of this change also resulted in a higher ‘property and equipment, net’ line item and a lower ‘accumulated deficit’ line item on the combined balance sheets.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Concentrations of Credit Risk

Cash and cash equivalents are maintained with several financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

The Foxtel Group has no significant concentrations of credit risk in trade receivables, as trade receivable balances are made up of a large number of individually immaterial balances. The risk is mitigated by the Foxtel Group’s assessment of its customers’ creditworthiness and its ongoing monitoring process of outstanding balances. The Foxtel Group maintains reserves for estimated credit losses and these losses have generally been within expectations. Trade receivables (related parties) include amounts owing from Telstra as of June 30, 2017 and June 30, 2016 of $22.7 million and $13.2 million, respectively. This balance was within its terms of trade and no impairment was made as of June 30, 2017 or June 30, 2016, respectively. There are no guarantees against this receivable however management closely monitors the receivable balance on a monthly basis and is in regular contact with Telstra to mitigate risk. Beginning in fiscal 2013, the Foxtel Group initiated a program whereby a portion of the monthly Telstra receivable is factored to a financial institution with no recourse. The receivables factored under this program are derecognized from the Foxtel Group’s combined balance sheet and the Foxtel Group has no continuing involvement. The costs of factoring of $3.4 million and $3.9 million were recorded in the combined statements of operations during the fiscal year ended June 30, 2017 and 2016, respectively.

The Foxtel Group monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Foxtel Group would be exposed to the risk of credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2017, the Foxtel Group did not anticipate nonperformance by any of the counterparties.

Receivables

Trade and other receivables are carried at net realizable value and are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The Foxtel Group’s receivables did not represent significant concentrations of credit risk as of June 30, 2017 or 2016 due to the high number of low valued receivables with debtors which have limited history of default with the Foxtel Group. No customer individually represented greater than 10% of the total accounts receivable as of June 30, 2017 or 2016. Other receivables are mainly comprised of Goods and Services Tax (“GST”) receivables, licensing fees and sub-licensing fees receivables. The allowances for doubtful accounts is estimated based on historical experience, significant financial difficulties of the debtor, delinquency in payments (more than 60 days overdue), current economic trends and specific identification of certain receivables that are at risk of not being paid. Receivable balances are written off after all collection effort has ceased.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Receivables, net consist of:

	As of June 30,
	2017	2016
	(in thousands)
Trade receivables	$304,965	$316,165
Trade receivables (related parties)	29,506	27,134
Other receivables	41,455	35,192
Income tax receivable	2,978	—
Allowances for doubtful accounts	(13,104)	(15,399)

Current receivables, net	$365,800	$363,092

There are no allowances recorded against receivables from related parties for all periods presented.

Inventories

Inventory principally consists of acquired program rights which are recorded at the lower of amortized cost or net realizable value. In accordance with ASC 920, “Entertainment-Broadcasters,” costs incurred in acquiring program rights are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amounts of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Any program rights that do not meet the criteria to be recorded are included in the commitments disclosure. All program rights and production costs for Foxtel Group produced content (original programming) are amortized on the straight-line basis over the period in which an economic benefit is expected to be derived based on the timing of the Foxtel Group’s usage of and benefit from such programming. If estimates of future cash flows are insufficient or if there is no plan to broadcast certain programming, an impairment charge is recognized in the combined statements of operations.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and include all direct costs and certain indirect costs associated with new subscriber installations, other property and equipment, technical equipment, and digital set top units. Depreciation on equipment is provided using the straight-line method over an estimated useful life of the assets as follows:

Leasehold improvements	4 to 7 years
Technical equipment	5 to 7 years
Digital set top units and installations	3 to 7 years
Other property and equipment	2 to 7 years

Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred and betterment that extends the useful life of property and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the combined statements of operations. Changes in circumstances, such as technological advances or changes to Foxtel Group’s business model or capital strategy could result in the actual useful lives differing from the Foxtel Group’s estimates. In those cases where the Foxtel Group determines that the useful life should be shortened, the Foxtel Group would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

In accordance with ASC 350-40 “Internal-use Software”, the Foxtel Group capitalizes certain costs incurred in connection with developing or obtaining internal use software. Costs incurred in the preliminary project stage are expensed. All direct costs incurred to develop internal use software during the development stage are capitalized and amortized using the straight-line method over the useful lives, estimated to be 2.5 years. Costs such as maintenance and training are expensed as incurred.

Leases

In accordance with ASC 840, “Leases”, leases for a lessee are classified at the inception date as either a capital lease or an operating lease.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. The term used for straight-line rent expense is calculated initially from the date that possession is obtained of the leased premises through the expected lease termination date. Certain lease agreements contain rent holidays which are considered in determining a straight-line rent expense to be recorded over the lease term. The terms of the leases do not contain, contingent rent, or purchase options. There are no restrictions placed upon the Foxtel Group by entering into these leases.

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the identifiable tangible and intangible assets acquired and the liabilities assumed of an acquired business. In accordance with ASC 350, “Goodwill and Other Intangible Assets”, (“ASC 350”) recorded goodwill amounts and other indefinite-lived intangible assets are not amortized, but rather are tested for impairment annually or more frequently if indicators of impairment are present.

Intangible assets

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using the straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed.

Investments

Equity method investments

Investments in and advances to equity or joint ventures in which the Foxtel Group can exercise significant influence, but does not own a majority equity interest or control, are accounted for using either the equity method of accounting in accordance with ASC 323 “Investments—Equity Method and Joint Ventures” or the fair value option in accordance with ASC 825, “Financial Instruments” (“ASC 825”). When the Foxtel Group owns an interest between 20% and 50%, it is presumed that the Foxtel Group is able to exercise significant influence.

Under the equity method of accounting the Foxtel Group includes its investment and amounts due to and from its equity method investments in its balance sheets. The Foxtel Group’s statements of operations include the Foxtel Group’s share of the investees’ (losses) / earnings and the Foxtel Group’s statements of cash flows include all cash received from or paid to the equity investee.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The Foxtel Group’s investments are comprised of a 35% investment in Nickelodeon Australia and Nickelodeon Australia Management Pty Ltd and a 50% investment in Presto TV Pty Limited (until September 30, 2016, refer to Note 3). These investments are accounted for under the equity method of accounting.

On September 21, 2016, the Foxtel Group was considered to have significant influence over its 13.84% investment in Ten Network Holdings Limited (‘Ten’). The Foxtel Group elected the fair value option under ASC 825 and adjusted the carrying value of the Ten investment to fair value at each reporting period. This adjustment is recorded in net income. On March 15, 2017, the Foxtel Group lost the ability to exercise significant influence over Ten. Under ASC 825, the Foxtel Group is required to continue to measure its equity interest in Ten at fair value, recorded in net income (other, net) (note 5).

Other investments

Investments in which the Foxtel Group has no significant influence (generally less than a 20% ownership interest) or does not have the ability to exercise significant influence are designated as available-for-sale securities if a readily determinable market value exists. Such investments in listed securities are measured at fair value based on quoted market prices. Unrealized gains and losses on investments in listed securities are included in Accumulated other comprehensive (loss) income (AOCI), net of applicable taxes and other adjustments, until the investment is sold or considered impaired. If an investment’s fair value is not readily determinable, the Foxtel Group accounts for its investment at cost.

Impairment assessments

In accordance with ASC 350, the Foxtel Group’s goodwill is tested annually during the fourth quarter for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill for impairment, the Foxtel Group has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Foxtel Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Foxtel Group is not required to perform any additional tests in assessing goodwill for impairment. However, if the Foxtel Group concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment test. Under the two-step impairment test, the first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Foxtel Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as an impairment loss. Qualitative goodwill impairment tests were performed as of June 30, 2017 and 2016. No material impairment loss was recorded for any of the years presented.

ASC 360, “Property, Plant and Equipment” and ASC 350 require that the Foxtel Group periodically reviews the carrying amounts of its long-lived assets, including property and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such asset exceeds its

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

fair value. The Foxtel Group generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. No impairment charge was recorded for any of the years presented.

Equity method investments are regularly reviewed to determine whether a significant event or change in circumstances has occurred that may impact the fair value of each investment. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred, including the length of time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Foxtel Group to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

The Foxtel Group also regularly reviews investments in listed securities for other-than-temporary impairment based on criteria that include the extent to which the investment’s carrying value exceeds its related market value, the duration of the market decline, the Foxtel Group’s ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

As of June 30, 2017 and 2016, investments (equity method and other) were not impaired.

Accrued employee liabilities

The liability for long service leave is recognized in other current and other non-current liabilities, depending on the unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The liability is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted where applicable using market yields at the reporting date. Accrued liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within twelve months of the reporting date are recognized in other current liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received. Transaction costs are recorded within current borrowings (current portion) and non-current borrowings (long-term portion) on the combined balance sheets. They are subsequently measured at amortized cost using the effective interest method. Where there is an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, the loans or borrowings are classified as non-current.

Debt may also be considered extinguished when it has been modified and the terms of new debt instruments and old debt instruments are substantially different, as that term is defined in the debt modification guidance in ASC 470-50 “Debt—Modifications and Extinguishments”.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Foxtel Group considers the terms of each arrangement to determine the appropriate accounting treatment.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Subscriber revenue

Subscriber revenue represents a majority of the Foxtel Group’s revenues and is earned from pay television broadcast services, broadband and home phone services. Revenue is recognized in the period that the services are provided. Non-refundable subscriptions billed before the underlying service is provided to the customer are recorded as deferred revenue on the combined balance sheets. This revenue is then recognized in the combined statements of operations over the service period.

Other revenues

Advertising revenue is recognized in the period in which the advertising is broadcast. Installation revenue represents revenue earned from the installation of the Foxtel Group’s equipment and the connections to broadband and for home phone services at subscribers’ premises, which is recognized to the extent of subscriber acquisition costs expensed. Any amounts exceeding subscriber acquisition costs are deferred within deferred revenue on the combined balance sheets and amortized over the average life of the subscriber. Television facilities and service revenue represents revenues earned from the Foxtel Group’s services and are recognized in the period the services are provided, net of returns, trade allowances and duties and taxes paid.

Multiple-element arrangements

The Foxtel Group bundles and sells its cable, internet and phone services to its customers as part of a single arrangement. As each of the services included in the bundles are considered to be its own unit of accounting, the Foxtel Group accounts for each deliverable separately.

A separate unit of accounting exists where the deliverable has value to the customer on a stand-alone basis and any undelivered items cannot be terminated by the customer without incurring charges if the delivered item was returned.

The revenue to be recognized is allocated to each of the separate units based on the relative selling prices of each unit. If there is neither vendor specific objective evidence nor third party evidence for the selling price, then the item is measured based on the best estimate of the selling price of that unit. When allocating revenue to the separate units within an arrangement, the amount allocated to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (non-contingent amount). The non-contingent revenue allocated to each unit is then recognized in accordance with the revenue recognition policies above.

Subscriber acquisition costs

Subscriber acquisition costs primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership of the equipment is retained, the cost of the equipment and direct and indirect installation costs are capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Operating expenses

Operating expenses on the combined statements of operations include costs related to satellite and broadband transmission costs, license and production costs, studio and engineering expense, and installation

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

costs. Costs incurred for shipping and handling are reflected in ‘Operating expenses’ in the combined statements of operations.

Advertising expenses

The Foxtel Group expenses advertising costs as incurred in accordance with ASC 720-35, “Other Expenses—Advertising Cost.” Advertising and promotional expenses recognized totaled $114.3 million, $110.0 million and $120.5 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively. Advertising expenses are recognized in ‘Selling, general and administrative’ in the combined statements of operations.

Translation of foreign currencies

The combined financial statements are presented in Australian dollars which is the Foxtel Group’s functional and reporting currency. Foreign transactions are translated into Australian dollars using the current rate method. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing rates on the period end date are recognized in the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’.

Income tax

Foxtel Partnership and Foxtel Television Partnership are taxed as a pass-through for Australian income tax purposes. The results of operations are included in the tax returns of the respective partners and not taxed at the Foxtel Group level.

The Foxtel Group includes a number of stand-alone taxpayers (Customer Services Pty Limited, Foxtel Cable Television Pty Limited, Foxtel Management Pty Limited, Multi Channel Network Pty Limited and Main Event Pty Limited) and two separate Australian tax consolidated groups, the Foxtel Holdings Pty Limited tax consolidated group and the XYZnetworks Pty Limited tax consolidated group (all collectively referred to as the “Foxtel taxpayers”). XYZnetworks is equally owned by Foxtel Partnership and Foxtel Holdings Pty Limited. The provision of income taxes for these entities is computed using the asset and liability method, pursuant to ASC 740, “Accounting for Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the combined statements of operations in the period that includes the enactment date. ASC 740 requires an assessment of whether valuation allowances are needed against deferred tax assets based upon consideration of all available evidence using a “more likely than not” standard.

GST and other similar taxes

Revenues, expenses, assets (except receivables) and liabilities (except payables) are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST fully recoverable from, or payable to, the tax authority is included in other receivables or payables in the combined balance sheets.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Fair value measurements

In accordance with ASC 820, “Fair Value Measurements” (“ASC 820”), the Foxtel Group measures assets and liabilities using inputs from the following three levels of the fair value hierarchy: (i) inputs that are quoted prices in active markets for identical assets or liabilities (“Level 1”); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities (“Level 2”); and (iii) unobservable inputs that require the entity to use its own best estimates about market participant assumptions (“Level 3”).

The Foxtel Group holds financial instruments that are considered to be Level 1 and Level 2 measurements and are measured at fair value on a recurring basis, including derivative instruments (see Note 9—Financial Instruments and Fair Value). There were no assets or liabilities classified as Level 3 at June 30, 2017 and 2016.

All carrying values of financial instruments reflect their fair value with the exception of:

•	the 2009 U.S. private placement borrowings which is carried at amortized cost of $97.5 million at June 30, 2017 and $200.0 million at June 30, 2016;

•	a portion of the 2012 U.S. private placement borrowings which is carried at amortized cost adjusted for fair value interest rate risk of $180.8 million at June 30, 2017 and $194.8 million at June 30, 2016. Prior to October 17, 2014, the entire US$500.0 million 2012 U.S. private placement borrowings was measured at amortized cost adjusted for fair value interest rate risk.

•	a portion of the 2012 U.S. private placement borrowings which is carried at amortized cost of $465.6 million at June 30, 2017 and $480.1 million at June 30, 2016. Prior to October 17, 2014, the entire US$500.0 million 2012 U.S. private placement borrowings was measured at amortized cost adjusted for fair value interest rate risk.

The fair value of the 2009 U.S. private placement borrowing at June 30, 2017 and June 30, 2016 was $105.2 million and $217.5 million, respectively. The fair value of the 2012 U.S. private placement borrowing at June 30, 2017 and June 30, 2016 was $669.7 million and $729.6 million, respectively. The fair value of the remaining borrowings is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial instruments. The derivative financial instruments are recorded at estimated fair value and the listed securities are recorded at fair value based on the quoted prices in active markets. The carrying values of cash and cash equivalents (Level 1), receivables and trade and other payables approximate their fair values due to their short-term nature.

Financial instruments and derivatives

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the combined balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in the combined statements of operations unless specific hedge accounting criteria are met.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For derivatives that will be accounted for as hedging instruments, the Foxtel Group formally designates and documents, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. In addition, the Foxtel Group formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments used in hedging transactions are effective at offsetting changes in either the fair values or cash flows of the related underlying exposures. Any ineffective portion of a financial instrument’s change in fair value is immediately recognized into earnings.

The Foxtel Group determines the fair values of its derivatives using standard valuation models. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of our exposure to the financial risks described above. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates and foreign currency exchange rates. The Foxtel Group does not view the fair values of its derivatives in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions or other exposures. All of the Foxtel Group’s derivatives are straightforward over-the-counter instruments with liquid markets. The carrying values of the derivatives reflect the impact of legally enforceable master netting agreements which allow the Foxtel Group to net settle positive and negative positions with the same counterparty. As the Foxtel Group does not intend to settle any derivatives at their net positions, derivative instruments are presented gross in the combined balance sheets.

The Foxtel Group has established strict counterparty credit guidelines whereby transactions are limited to financial institutions of investment grade or better and exposure limits are tiered with the majority of exposure falling within the AAA to AA- bucket. The Foxtel Group monitors counterparty exposures regularly and reviews any downgrade in credit rating immediately. To mitigate pre settlement risk, minimum credit standards become more stringent as the duration of the derivative financial instrument increases. In addition, the Foxtel Group’s master netting agreements reduce credit risk by permitting the Foxtel Group to net settle for transactions with the same counterparty. To minimize the concentration of credit risk, the Foxtel Group enters into derivative transactions with a portfolio of financial institutions. Based on these factors, the Foxtel Group considers the risk of counterparty default to be minimal. The maximum amount of loss due to credit exposure is equivalent to the value of derivatives in an asset position as of June 30, 2017.

Cash flow hedges

Cash flow hedges are used to mitigate the Foxtel Group’s exposure to variability in cash flows that is attributable to particular risk associated with a highly probable forecast transaction or a recognized asset or liability which could affect income or expenses. The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income, whilst the ineffective portion is recognized in the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’. Amounts taken to equity remain in equity and are amortized to earnings when the hedged forecast transaction impacts income and are recorded within the same line item in the combined statements of operations to which the hedged item relates.

Cash flow hedges are tested for effectiveness on a regular basis both retrospectively and prospectively to ensure that each hedging relationship is highly effective so that it can continue to be designated as a cash flow

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

hedge. If the forecasted transaction is no longer expected to occur, amounts recognized in equity are transferred to the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’. If the hedging instrument is sold, terminated, expires, exercised without replacement or rollover, or if the hedge becomes ineffective and is de-designated as a hedge, amounts previously recognized in equity remain in equity until the hedged forecast transaction affects earnings at which time the amounts are recorded in earnings within the same line item in the combined statements of operations to which the hedged item relates.

Fair value hedges

Fair value hedges are used to mitigate the Foxtel Group’s exposure to changes in the fair value of a recognized asset or liability, or an identified portion thereof that is attributable to a particular risk and could affect income or expenses. The hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured to fair value. Gains and losses from both are taken to the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’.

Fair value hedge accounting is discontinued if the hedging instrument is sold, terminated, expires, exercised, no longer meets the criteria for hedge accounting or is de-designated as a hedge.

Economic hedges

Derivatives not designated in accounting hedge relationships are referred to as economic hedges. Economic hedges are those derivatives which Foxtel Group uses to mitigate their exposure to variability in the cash flows of a forecast transaction or the fair value of a recognized asset or liability, but which do not qualify for hedge accounting in accordance with ASC 815. The economic hedges are accounted for at fair value by recording the unrealized mark-to-market (fair value adjustment) in each period in the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’. Realized gains and losses on the economic hedges arising from the periodic cash flows and settlements that take place on these economic hedges (for example, interest or other cash flows) are also recorded in the combined statements of operations within ‘Foreign exchange and other gains / (losses) on hedges, net’.

Comprehensive income

Comprehensive income is defined to include all changes in partners’ equity except those resulting from investments by partners and distributions to partners. Among other disclosures, ASC 220, “Comprehensive Income” requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 removes inconsistencies and differences in existing revenue requirements between GAAP and International Financial Reporting Standards (“IFRS”) and requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, delaying the effective date for adoption. ASU 2014-09 is now effective for interim and annual reporting periods beginning after July 1, 2018; however, early adoption is permitted. Once effective, ASU 2014-09 can be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial adoption recognized at the date of initial application.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The FASB has also issued several standards which provide additional clarification and implementation guidance on the previously issued ASU 2014-09 and have the same effective date as the original standard.

The Group is currently evaluating the overall impact that ASU 2014-09 will have on the Group’s financial statements, as well as the expected timing and method of adoption. The company continues to evaluate the available transition methods giving consideration to the comparability of our financial statements and the application of the new standard to our contractual arrangements. We plan to select a transition method by the end of calendar year 2017. The company has established an implementation team, including external advisers, and has commenced the review of the Group’s revenue portfolio. Discussions regarding changes to the Group’s current accounting policies and practices remain ongoing and preliminary conclusions are subject to change.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40) (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Specifically, ASU 2014-15 provides a definition of the term substantial doubt and requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). It also requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans and requires an express statement and other disclosures when substantial doubt is not alleviated. The adoption did not have an impact on the Group’s financial statements.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for the Company for annual and interim reporting periods beginning July 1, 2018. As of June 30, 2017, the Company has no available-for-sale securities.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). The amendments in ASU 2016-02 address certain aspects in lease accounting, with the most significant impact for lessees. The amendments in ASU 2016-02 require lessees to recognize all leases on the balance sheet by recording a right-of-use asset and a lease liability, and lessor accounting has been updated to align with the new requirements for lessees. The new standard also provides changes to the existing sale-leaseback guidance. ASU 2016-02 is effective for the Company for annual and interim reporting periods beginning July 1, 2019. The Company is currently evaluating the impact ASU 2016-02 will have on its financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. ASU 2016-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The Company is currently evaluating the impact ASU 2016-13 will have on its financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)” (“ASU 2016-15”). The amendments in ASU 2016-15 address eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. ASU 2016-15 is effective for the Company for annual and interim reporting periods beginning July 1, 2018. The Company does not expect the adoption of ASU 2016-15 to have a significant impact on its financial statements.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”). The amendments in ASU 2016-16 require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in ASU 2016-16 eliminate the exception for an intra-entity transfer of an asset other than inventory. ASU 2016-16 is effective for the Company for annual and interim reporting periods beginning July 1, 2018. The Company is currently evaluating the impact ASU 2016-16 will have on its financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control” (“ASU 2016-17”). The amendments in ASU 2016-17 require that if a reporting entity satisfies the first condition of a primary beneficiary in a variable interest entity (“VIE”), a reporting entity should include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity, when assessing whether it satisfies the second characteristic of a primary beneficiary If, after performing that assessment, a reporting entity that is the single decision maker of a VIE concludes that it does not have the characteristics of a primary beneficiary, the amendments continue to require that reporting entity to evaluate whether it and one or more of its related parties under common control, as a group, have the characteristics of a primary beneficiary. If the single decision maker and its related parties that are under common control, as a group, have the characteristics of a primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. ASU 2016-17 is effective for the Company for annual and interim reporting periods beginning July 1, 2017. The Company does not expect the adoption of ASU 2016-17 to have a significant impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2016-18”). The amendments in ASU 2016-18 require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company for annual and interim reporting periods beginning July 1, 2018. The Company does not have any restricted cash balances as at 30 June 2017.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). The amendments in ASU 2017-01 provide a screen to determine when a set of assets and activities is not a business. Under the screen, when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. ASU 2017-01 is effective for the Company for annual and interim reporting periods beginning July 1, 2018. The Company is currently evaluating the impact ASU 2017-01 will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”). The amendments in ASU 2017-04 eliminate Step 2 from the goodwill impairment test and instead require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and to recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. As permitted by ASU 2017-04, the Company early-adopted this standard and applied it prospectively to reduce the complexity and costs of evaluating goodwill for impairment.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 3. IMPAIRMENT AND RESTRUCTURING

Impairment charges

On September 30, 2016, the Foxtel Group acquired Seven West Media (‘Seven’)’s 50% interest in Presto TV for $1 in cash and $16.3 million in forgiven liabilities. Presto TV was a provider of subscription video on demand (‘SVOD’) services in the Australian market and complemented the Group’s existing streaming offerings like Foxtel Play. The Foxtel Group previously owned 50% of Presto TV through a joint venture arrangement with Seven before the acquisition.

Under the acquisition method of accounting, the total consideration was allocated to net assets based upon the fair values as of the date of completion. The excess of the total consideration over the fair value of the net assets acquired was recorded as goodwill. Concurrently, the Foxtel Group announced its intentions to cease Presto operations in January 2017, which included the recently acquired Presto TV and also Presto movies which was wholly owned by the Foxtel Group. The Presto business was subsequently wound down on January 31, 2017.

Presto exit costs recorded in earnings (in thousands):

Goodwill impairment	$2,547
Content rights and other Presto assets written off	67,509
Redundancies	528

Total	70,584

Restructuring charges

The Foxtel Group recognized restructuring charges totaling $12.4 million, $9.9 million and $nil for the fiscal years ended June 30, 2017, 2016 and 2015, respectively. These charges were related to employee termination benefits.

There were no business combinations or significant disposals in the fiscal years ended June 30, 2016 and 2015.

NOTE 4. INVENTORIES

The Foxtel Group’s inventories were comprised of the following:

	As of June 30,
	2017	2016
	(in thousands)
Programming rights	$859,404	$850,909
Accumulated amortization	(421,449)	(433,858)

Total inventories, net	437,955	417,051
Less: non-current portion	(181,884)	(153,854)

Current inventories, net	$256,071	$263,197

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 5. INVESTMENTS

The Foxtel Group’s investments were comprised of the following:

	Ownership percentage as of June 30, 2017	As of June 30,
		2017	2016
		(in thousands)
Equity method investments	various	5,000	$4,641
Investment in listed securities	13.84%	—	46,200

		$5,000	$50,841

During fiscal 2016, the Foxtel Group purchased an approximate 13.84% interest in Ten Network Holdings Limited for approximately $77.0 million and recorded an unrealized loss of approximately $30.8 million in ‘Other comprehensive income, net’ for the fiscal year ended June 30, 2016 for subsequent changes in fair value.

In the period from July 1, 2016 to September 21, 2016 the Foxtel Group recorded an unrealized gain of $20.5 million in AOCI, net for changes in fair value. On September 21, 2016, the Foxtel Group was considered to have significant influence over its 13.84% investment in Ten Network Holdings Limited (‘Ten’) due to a change in the composition of the Foxtel board which indirectly increased Foxtel’s common directors on the Ten board. At that date, The Foxtel Group elected to adopt the irrevocable fair value option under ASC 825 and adjusted the carrying value of the Ten investment to fair value at each reporting period based on quoted market prices. On March 15, 2017, the Foxtel Group lost the ability to exercise significant influence over Ten following the resignation of a Foxtel director from the Ten board. Under ASC 825, the Foxtel Group is required to continue to measure its equity interest in Ten at fair value. This adjustment is recorded in net income. The total loss from fair value changes in this investment included in earnings (other, net) during the period is $77 million including $10.3 million being the net unrealized loss recycled from AOCI.

NOTE 6. PROPERTY AND EQUIPMENT

The Foxtel Group’s property and equipment were comprised of the following:

	As of June 30,
	2017	2016
	(in thousands)
Leasehold improvements	$90,063	$88,502
Technical equipment	467,988	428,881
Digital set top units and installations	1,947,681	2,042,000
Other property and equipment	123,608	79,876

	$2,629,340	$2,639,259
Less: accumulated depreciation and amortization	(1,684,596)	(1,720,645)

Total property and equipment, net	$944,744	$918,614

Depreciation and amortization related to property and equipment was $285.6 million, $262.7 million and $320.6 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively.

NOTE 7. GOODWILL AND OTHER INTANGIBLE ASSETS

There were no changes in the carrying value of goodwill of $1,933.2 million for the fiscal years ended June 30, 2017, 2016 and 2015.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Except as noted in Note 3, there were no impairments of goodwill for the fiscal years ended June 30, 2017, 2016 and 2015.

The carrying values of the Foxtel Group’s intangible assets and related accumulated amortization were as follows:

	As of June 30,
	2017	2016
	(in thousands)
Intangible Assets Not Subject to Amortization
Brand and tradenames	$8,329	$8,329

Total Intangible Assets Not Subject to Amortization	8,329	8,329

Intangible Assets Subject to Amortization
Customer contracts(a)	—	—

Total Intangible Assets Subject to Amortization	—	—

Total Intangible Assets, Net	$8,329	$8,329

(a)	The customer contracts were acquired as part of the Austar acquisition. As at 30 June 2017 and 2016 customer contracts had been fully amortized with accumulated amortization of $259.4 million.

Amortization expenses related to amortizable intangible assets, net was $nil, $55.7 million and $60.8 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 8. BORROWINGS

The Foxtel Group’s borrowings were comprised of the following:

	Interest rate at June 30 2017	Due date at June 30 2017	Outstanding
			As of June 30,
			2017	2016
			(in thousands)
Term debt facility(a)	3.32%	Oct 9, 2017	$—	$400,000
Term debt facility 2013(a)	3.21%	Apr 7, 2019	300,000	300,000
Term debt facility 2014—tranche 1(a)	3.21%	May 30, 2019	200,000	200,000
Working capital facility(a)		June 30, 2018	—	80,000
Working capital facility 2017(a)	3.46%	Jul 3, 2020	3,997	—
Term debt facility 2014—tranche 2	3.31%	Jan 31, 2020	200,000	200,000
Term debt facility 2015	3.36%	Jul 31, 2020	400,000	218,000
Term debt facility 2016	3.86%	Sept 11, 2021	202,000	—
US private placement 2009—tranche 2	5.83%	Sept 24, 2016	—	99,316
US private placement 2009—tranche 3	6.20%	Sept 24, 2019	97,523	100,658
US private placement 2012—USD portion—tranche 1	3.68%	Jul 25, 2019	195,046	201,315
US private placement 2012—USD portion—tranche 2	4.27%	Jul 25, 2022	260,061	268,421
US private placement 2012—USD portion—tranche 3	4.42%	Jul 25, 2024	195,046	201,315
US private placement 2012—AUD portion	7.04%	Jul 25, 2022	100,000	100,000
Loan from partners	10.50%	Jul 15, 2027	962,351	902,580
Lease liability	Various	Various	—	161

Total			$3,116,024	$3,271,766
US private placement 2012—fair value adjustment(b)			(3,823)	3,908
Debt issue costs			(4,618)	(4,895)

Total borrowings			$3,107,583	$3,270,779
Less: current portion			—	(97,003)

Long-term borrowings			$3,107,583	$3,173,776

(a)	The facility bears interest at a floating rate of BBSY plus an applicable margin of between 1.45% and 2.10% per annum payable quarterly.
(b)	This captures the following elements:

•	The fair value adjustments arising from the entire U.S. private placement 2012 borrowings since inception to October 17, 2014.

•	On October 17, 2014, the Foxtel Group de-designated a portion of the fair value hedge related to the U.S. private placement 2012 borrowings, and re-designated this portion of the cross currency interest rate swaps together with a number of interest rates swaps (“Combined swaps”) as a cash flow hedge. As a result, a fair value adjustment, relating to the portion of debt now designated as cash flow hedge, will accrete the debt back to par value over the remaining life of the borrowings.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

•	The fair value adjustments arising from the portion of the U.S. private placement 2012 borrowings which remains designated as a fair value hedge subsequent to October 17, 2014.

Working capital and term debt facilities

Unrestricted access was provided to the following lines of credit:

	As of June 30,
	2017	2016
	(in thousands)
Total facilities:
Term debt facility	$—	$400,000
Working capital facility	—	100,000
Working capital facility 2017	100,000	—
Term debt facility 2013	300,000	300,000
Term debt facility 2014—tranche 1	200,000	200,000
Term debt facility 2014—tranche 2	200,000	200,000
Term debt facility 2015	400,000	400,000
Term debt facility 2016	400,000	—

Used at the reporting date:
Term debt facility	—	400,000
Working capital facility	—	89,187
Working capital facility 2017	13,278	—
Term debt facility 2013	300,000	300,000
Term debt facility 2014—tranche 1	200,000	200,000
Term debt facility 2014—tranche 2	200,000	200,000
Term debt facility 2015	400,000	218,000
Term debt facility 2016	202,000	—

Amounts available remaining:	$284,722	$192,813

Total commitment fees related to the above facilities amounted to $1.0 million and $1.1 million for the fiscal years ended June 30, 2017 and 2016, respectively. The working capital facility has been drawn down by borrowings and also utilized through the provision of bank guarantees as outlined in Note 12.

2017 Update

On September 12, 2016, the group entered into a refinancing agreement with a syndicate of banks in terms of which $400,000,000 of current debt facilities held with the syndicate with a maturity of October 2016 were refinanced to mature in September 2021. The interest rate on this facility equals the bank bill rate plus a margin of 2.10% as at June 30, 2017.

On June 30, 2017, the group entered into an agreement with CBA to refinance the $100,000,000 working capital facility, that was due to mature in June 2018. The maturity date for the new facility is July 2020. The interest rate on this facility equals the bank bill rate plus an applicable margin of 1.7% as at June 30, 2017.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

2016 Update

There were no changes in external debt in fiscal 2016. Refer to the “loans from partners” section below for details on change to shareholders loan. During the year, the Foxtel Group made various drawdown and repayments on the working capital facility.

U.S. private placement (Senior unsecured notes)

On September 24, 2009, the Foxtel Group entered into a U.S. dollar private placement fixed interest loan for US$180.0 million. The entire loan and interest are economically hedged by a series of cross currency interest rate swaps held by the combined Foxtel Group. The Foxtel Group made repayments of US$31.0 million on September 24, 2014 and US$74.0 million on September 24, 2016.

On May 23, 2012, the Foxtel Group entered into a firm commitment for funding by way of a private placement in the amount of US$500.0 million and A$100.0 million. The funds were drawn down on July 25, 2012. In relation to the US$ component, the foreign currency fixed interest loan and interest payments were hedged by a series of cross currency interest rate swaps designated as fair value hedges. On October 17, 2014, a portion of the US$ component was de-designated from its fair value hedge relationship and re-designated into a cash flow hedge relationship using a combination of cross currency interest rate swaps and newly entered interest rate swaps (refer to as “Combined swaps”). The remaining portion of the US$ component which was not de-designated remains in a fair value hedge relationship. At June 30, 2017, of the US$500.0 million debt, US$138.6 million is in a fair value hedge relationship, US$357.2 million is in a cash flow hedge relationship. The remaining US$4.2 million is the fair value adjustment required to accrete the loan back to its par value at maturity date.

Covenants, Collateral and Unamortized borrowing costs

The Foxtel Group’s external borrowings (term debt, facilities and U.S. private placement) require the Foxtel Group to comply with specified financial and non-financial covenants calculated in accordance with Australian International Financial Reporting Standards. These covenants include restrictions on undertaking future transactions, incurring liens, undertaking transactions with related parties, making repayments of other loans, having fundamental business changes and entering into certain other financing arrangements. The financial debt covenants include maximum levels of total debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and minimum levels of interest cover (EBITDA to total interest expense) ratios. In the event of default, the liability of the partners is limited to the assets of the Foxtel Partnership and Foxtel Television Partnership. The Foxtel Group is in compliance with these covenants as of June 30, 2017. There were no assets pledged as collateral for any of the borrowings.

Unamortized borrowing costs (representing the costs of acquiring external loan facilities) of $4.6 million and $4.9 million are capitalized against borrowings as of June 30, 2017 and 2016, respectively. Of this amount, $nil and $2.5 million have been netted against current borrowings and $4.6 million and $2.4 million has been netted against non—current borrowings as of June 30, 2017 and 2016, respectively. The amortized borrowing costs recorded in the combined statements of operations were $3.1 million, $2.9 million and $5.6 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively.

Loans from partners

In addition to the facilities outlined in the table above, the Foxtel Group has a subordinated note facility granted expressly for the purpose of the AUSTAR acquisition of which it was equally provided by controlled

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

entities of Telstra and by controlled entities of News Corporation. The original note entitled each of the two investors a 12.0% per annum fixed return. During fiscal 2016, the note was modified to reduce the interest rate from 12.0% to 10.5% per annum with effect from July 1, 2015. The loan is repayable within 15 years and three months of drawdown (April 15, 2012) and can be repaid within 10 years and three months of drawdown subject to prior repayment of senior debt (consisting of bank facilities and U.S. private placement debt). The loan from partners is $962.4 million and $902.6 million as of June 30, 2017 and 2016 respectively. The movement between the two years represents interest payable of $59.8 million which has been capitalized as part of the loan during the fiscal year ended June 30, 2017.

Original currencies of borrowings

Borrowings are payable in the following currencies:

	As of June 30,
Original currencies of borrowings	2017	2016
	(in thousands)
United States Dollars (“US$”)(a)	$743,853	$874,933
Australian Dollars	2,368,348	2,400,741

Total borrowings (excluding debt issue costs)	$3,112,201	$3,275,674

(a)	The US$ borrowings as of June 30, 2017 and 2016 was US$575.0 million and US$649.0 million respectively. These US$ borrowings have been re measured to Australian dollar equivalents using the spot rate at the combined balance sheets date. Included within the June 30, 2017 balance is also a fair value adjustment associated with the U.S. private placement 2012 of $(3.8 million).

Of the impact of foreign currency movements on borrowings during the fiscal year ended June 30, 2017, a loss of approximately $19.5 million was recorded in foreign exchange and other gains / (losses) on hedges, net.

Future maturities

The following table summarizes the Foxtel Group’s debt maturities and capital lease obligations as of June 30, 2017:

Future maturities Years Ending June 30,	Debt Maturities
2018	$—
2019	500,000
2020	492,569
2021	403,997
2022	202,000
Thereafter	1,517,458

Debt, excluding capital leases, fair value adjustments and debt issue costs	$3,116,024
Amounts representing fair value adjustments	(3,823)
Amounts representing debt issue costs	(4,618)

Total debt	$3,107,583

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

NOTE 9. FINANCIAL INSTRUMENTS AND FAIR VALUE

The Foxtel Group is directly and indirectly affected by changes in certain market conditions. These changes in market conditions may adversely impact the Foxtel Group’s financial performance and are referred to as “market risks.” When deemed appropriate, the Foxtel Group uses derivative instruments as a risk management tool to mitigate the potential impact of these market risks. The primary market risks managed by the Foxtel Group through the use of derivative instruments include:

•	foreign currency exchange rate risk: arising through foreign currency borrowing, payments for license fees, and capital expenditures (predominately digital set top units); and

•	interest rate risk: arising from floating rate borrowings.

The Foxtel Group uses derivative financial instruments such as cross currency interest rate swaps, interest rate swaps and foreign exchange contracts to hedge certain risk exposures. The Foxtel Group does not use derivative financial instruments for trading or speculative purposes.

Financial risk management is carried out by the Foxtel Group’s treasury department (“Treasury”) under policies approved by the Board of Directors (“Board”). These policies include identification and analysis of the risk exposure of the Foxtel Group and appropriate procedures, controls and risk limits. Treasury identifies, evaluates and enters into derivative transactions for the Foxtel Group.

The Foxtel Group formally designates all qualifying derivatives in hedge relationships (“hedges”) and applies hedge accounting where possible. However, all derivatives entered into by the Foxtel Group pre-July 1, 2012 did not qualify for hedge accounting under U.S. GAAP. These hedges are nevertheless economically hedging exposures arising on forecast transactions or recognized assets and liabilities, in line with the Foxtel Group’s risk mitigation strategy. As a result, the changes in fair value of these hedges have been, and will continue to be, included as a component of net income in each reporting period, within ‘Foreign exchange and other gains / (losses) on hedges, net’.

Hedges are classified as current or non-current based on their maturity.

The accounting for gains and losses that result from changes in the fair values of derivative instruments depends on whether the derivatives have been designated and qualify as hedging instruments and the type of hedging relationships.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The fair values of the Foxtel Group’s derivative instruments which were valued using level 2 measurements and the line items on the combined balance sheets to which they were recorded are summarized as follows:

	Derivative Assets		Derivative Liabilities
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(in thousands)		(in thousands)
Derivatives designated as hedging instruments:
Foreign currency derivatives	$—	$13,319	$(14,297)	$(5,552)
Interest rate derivatives	—	—	(36,301)	(55,941)
Cross currency interest rate derivatives	37,865	52,786	—	—
Combined swaps	79,035	104,534	—	—

Total derivatives designated as hedging instruments	$116,900	$170,639	$(50,598)	$(61,493)
Derivatives not designated as hedging instruments:
Interest rate derivatives	$—	$—	$—	$(11,645)
Cross currency interest rate derivatives	12,000	31,238	—	—

Total derivatives not designated as hedging instruments	$12,000	$31,238	$—	$(11,645)

Total derivatives	$128,900	$201,877	$(50,598)	$(73,138)

Represented in the combined balance sheets as follows:
Current	$—	$23,941	$(12,860)	$(1,593)
Non-current	128,900	177,936	(37,738)	(71,545)

Cash flow hedging strategy

Management has a risk management policy to hedge at least 50% of expected operating foreign currency transactions for the subsequent 24 months, subject to approval by the chief financial officer (“CFO”) and to hedge 100% of the foreign exchange risk on foreign currency borrowings. Adjustments to the level of hedged exposure can be approved by the CFO upon recommendation by the Treasury Manager. The maximum hedged term of a forecasted foreign currency transaction is in respect of foreign currency borrowings which are hedged to July 2024.

The total notional value of foreign exchange contract derivatives that have been designated and qualify for the Foxtel Group’s foreign currency cash flow hedging program was US$182 million and US$271.0 million as of June 30, 2017 and 2016, respectively. Foreign exchange contract derivatives are entered into to mitigate currency exchange risk in relation to payments for license fees and capital expenditures (predominately digital set top units).

The Foxtel Group monitors the mix of short-term debt and long-term debt regularly and manages the risk of interest rate fluctuations through the use of derivative financial instruments including forward starting instruments. 50% – 100% of the expected exposures on floating rate Australian dollar debt (including Term Debt, bridging facility and revolving working capital facility) in years 1 – 2, 50% – 80% of the exposures in years 3 – 5 and 50% of years 6 – 10 are hedged. The Foxtel Group has entered into interest rate swap agreements and has designated these as accounting hedges in conjunction with the Foxtel Group’s interest rate cash flow hedging program. The objective of this hedging program is to mitigate the risk of adverse changes in benchmark interest rates on the Foxtel Group’s future interest payments. The total notional value of these interest rate swap agreements that were designated and qualified for the Foxtel Group’s interest rate cash flow hedging program

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

was $700.0 million as of June 30, 2017 and 2016, respectively. The maximum hedged term over which the Foxtel Group is hedging exposure to variability in interest payments is to September 2022.

On October 17, 2014, the Foxtel Group entered into interest rate swap agreements to mitigate the risk of interest rate fluctuations on the Foxtel Group’s U.S. dollar private placement 2012 borrowings, which up to this date were hedged under designated cross-currency interest rate swap agreements. The Foxtel Group, de-designated a portion of the cross-currency interest rate swaps, and formally re-designated them in a qualifying combined notional swap together with the new interest rate swap agreements. The total notional value of the Combined swaps that were designated and qualified for the Foxtel Group’s hedging program was US$357.2 million as of June 30, 2017. The maximum hedged term over which the Foxtel Group is hedging exposure to variability in interest payments is to July 2024.

Total notional value of foreign exchange contract derivatives where the cash flow hedging relationships have been discontinued was $nil million during the fiscal year ended June 30, 2017. There were no interest rate swaps or Combined swaps where the cash flow hedging relationship was discontinued during the fiscal years ended June 30, 2017 and June 30, 2016.

The following table presents the pre-tax impact ($nil tax impact) that changes in the fair values of derivatives designated as cash flow hedges had on AOCI and earnings during the fiscal years ended June 30, 2017, 2016 and 2015:

	Gains / (losses) recognized in OCI on derivatives for the years ended (effective portion)			Gains / (losses) reclassified from AOCI into income for the years ended
	June 30, 2017	June 30, 2016	June 30, 2015	June 30, 2017	June 30, 2016	June 30, 2015
	(in thousands)			(in thousands)
Derivatives designated as cash flow hedging instruments:
Foreign currency	$(10,252)	$8,794	$49,662	(13,372)	(20,616)		$(14,163)
Interest rate	9,007	(32,076)	(24,902)	10,632	5,302		1,216
Combined swaps	(26,088)	22,849	47,725	14,547	(16,435)		(55,044)

Total	$(27,333)	$(433)	$72,485	$11,807	$(31,749)	-$	67,991

During each of the fiscal years presented, the amounts recognized in earnings on derivative instruments designated as cash flow hedges related to the ineffective portion were not material, and the Foxtel Group did not exclude any component of the changes in fair value of the derivative instruments from the assessment of hedge effectiveness.

As of June 30, 2017, the Foxtel Group estimates that approximately $15.4 million of net derivative gains related to its cash flow hedges included in AOCI will be reclassified into earnings within the next 12 months on the assumption that the exchange rate and interest rates are identical to June 30, 2017.

Fair value hedging strategy

The Foxtel Group’s primary interest rate risk arises from long-term debt. Borrowings issued at fixed rates and in US dollars expose the Foxtel Group to fair value interest rate risk and currency rate risk. The Foxtel Group manages fair value interest rate risk and currency rate risk through the use of cross-currency interest rate swaps

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

under which the Foxtel Group exchanges fixed interest payments equivalent to the interest payments on the US$ denominated debt for floating rate Australian dollar denominated interest payments. The changes in fair values of derivatives designated as fair value hedges and the offsetting changes in fair values of the hedged items are recognized in earnings. As of June 30, 2017, such adjustments decreased the carrying value of long-term debt by $6.6 million. As described under cash flow hedging strategy, on October 17, 2014, the Foxtel Group entered into interest rate swaps designed to mitigate the Foxtel Group’s exposure to floating rate interest payments on a portion of the cross-currency interest rate swaps relating to the U.S. private placement 2012 debt. This resulted in a de-designation of a portion of cross-currency interest rate swaps on this date, as the rate exposure was re-designated in a cash flow hedge. The total notional value of cross-currency interest rate derivatives that related to fair value hedges of this type was US$138.6 million as of June 30, 2017 and June 30, 2016 respectively which relates to the U.S. private placement 2012 debt.

Economic (non-designated) hedging strategy

In addition to derivative instruments that are designated and qualify for hedge accounting, the Foxtel Group also uses certain derivatives not designated as accounting hedges to mitigate foreign currency and interest rate risk. These are referred to as economic hedges. The changes in fair value of economic hedges are immediately recognized into earnings.

The total notional value of foreign exchange derivatives related to the Foxtel Group’s foreign currency economic hedges (excluding those that were de-designated during the year) was US$ nil as of June 30, 2017 and 2016. The total notional value of interest rate derivatives related to the Foxtel Group’s interest rate economic hedges was $nil and $749.9 million as of June 30, 2017 and 2016, respectively, which primarily relates to the term debt facilities. The total notional value of cross currency interest rate derivatives related to the Foxtel Group’s fair value interest rate risk economic hedges was US$75.0 million and US$149.0 million as of June 30, 2017 and 2016 respectively, which relate to the U.S. private placement 2009 debt.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

Summary of foreign exchange and other gains / (losses) on hedges, net

The following table presents the pre-tax impact ($nil tax impact) that changes in the fair values of all derivatives had on earnings during the fiscal years ended June 30, 2017, 2016 and 2015:

	(Losses) / Gains for the years ended
	June 30, 2017	June 30, 2016	June 30, 2015
	(in thousands)
Interest on economic hedges	$(5,786)	$(12,291)	$(26,624)
Fair value adjustments on economic hedges(b)	(7,592)	19,059	59,874
Foreign currency remeasurement on borrowings not designated in a hedge relationship (spot retranslation)(b)	13,737	(6,680)	(39,661)
Ineffectiveness on interest rate swaps designated as cash flow hedges(b)	—	(2)	(109)
Ineffectiveness on combined swaps designated as cash flow hedges(b)	588	2	93

Fair value hedge(a)(b)
Foreign exchange remeasurement on borrowings designated as fair value hedge	5,793	(6,214)	12,997
Fair value adjustment on borrowings designated as fair value hedge	8,290	(10,372)	(89,637)
Fair value adjustment on derivative designated as fair value hedge	(14,921)	17,045	79,625

Total foreign exchange and other gains / (losses) on hedges, net	$109	$547	$(3,442)

(a)	The net impact of the fair value adjustment on borrowings and corresponding fair value adjustment on the derivative designated as a fair value hedge on earnings was $0.8 million loss and $0.5 million gain for the fiscal years ended June 30, 2017 and 2016, respectively. Overall, the combined impact on earnings from the borrowing and the hedging instrument was $0.8 million loss, $0.5 million gain and $3.0 million gain for the fiscal years ended June 30, 2017, 2016 and 2015, respectively.
(b)	These represent the non-cash fair value adjustments and foreign currency translation adjustments as disclosed on the combined statements of cash flow within ‘Fair value adjustments and foreign currency translation’ of ($5.9 million), ($12.8 million) and ($23.2 million) for the fiscal years ended June 30, 2017, 2016 and 2015, respectively.

Fair value measurement

In accordance with ASC 815 “Derivatives and Hedging”, the Foxtel Group has included additional disclosures about the Foxtel Group’s derivatives and hedging activities (Level 2). There were no assets or liabilities classified as Level 3 as of June 30, 2017 and 2016. Level 1 incorporates cash and cash equivalents and equity investments recorded at fair value as per Note 5.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The tables below present information about items on which fair value measurements have been made:

	Fair Value Measurements using inputs considered as
	(Level 2)
	As of June 30
	2016	2015
	(in thousands)
Assets
Cross currency interest rate swap contracts—fair value hedges	$37,865	$52,786
Cross currency interest rate swap contracts—economic hedges	12,000	31,238
Combined swaps	79,035	104,534
Foreign currency exchange contracts—cash flow hedges	—	13,319

Total assets	$128,900	$201,877

Liabilities
Interest rate swap contracts—economic hedges	$—	$(11,645)
Foreign currency exchange contracts—cash flow hedges	(14,297)	(5,552)
Interest rate swap contracts—cash flow hedges	(36,301)	(55,941)

Total liabilities	$(50,598)	$(73,138)

There were no transfers between levels of the fair value hierarchy during any of the periods presented. Specific valuation techniques used to value level 2 financial instruments include:

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at each reporting date; and

•	The fair value of cross currency interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves and determined using forward exchange rates at each reporting date.

NOTE 10. INCOME TAX

The Foxtel Group has no operations in jurisdictions other than Australia. Significant components of the Foxtel Group’s provision for income taxes from continuing operations were as follows:

	For the years ended June 30,
	2017	2016	2015
	(in thousands)
Current	$19,756	$26,806	$30,078
Deferred	4,221	(4,106)	1,746

Total income tax expense	$23,977	$22,700	$31,824

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The reconciliation of the effective income tax rate on continuing operations with the statutory income tax rate was:

	For the years ended June 30,
	2017	2016	2015
Australian income tax	30%	30%	30%
Permanent differences and other	(4%)	(1%)	1%
Partnership income not subject to tax at Foxtel Group level*	(4%)	(20%)	(20%)
Change in valuation allowance	1%	(1%)	0%

Effective income tax rate	23%	8%	11%

*	Partnership income was impacted by the fair valuation of listed investments (Ten Network Holdings) (Note 5) and Presto exit costs (Note 3)

The following is a summary of the components of the deferred tax accounts:

Deferred tax

	As at June 30,
	2017	2016
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$49,988	$62,429
Accrued liabilities and deferred revenue	34,040	34,187
Provision for doubtful debts	1,324	1,619
Other	4,544	2,652

Total deferred tax assets	$89,896	$100,887
Deferred tax liabilities
Property and equipment	(15,297)	(21,626)
Intangible assets	—	(1,794)
Other	(3,928)	(3,684)

Total deferred tax liabilities	$(19,225)	$(27,104)
Net deferred tax asset before valuation allowance	$70,671	$73,783
Less: valuation allowance	(21,287)	(20,178)

Net deferred tax assets	$49,384	$53,605

Represented in the combined balance sheet as follows:
Deferred income taxes—asset	49,501	53,617
Deferred income taxes—liability	(117)	(12)

Net deferred tax assets	$49,384	$53,605

The Foxtel Group includes a number of stand-alone taxpayers (Customer Services Pty Limited, Foxtel Cable Television Pty Limited, Foxtel Management Pty Limited, Multi-Channel Network Pty Limited and Main Event Pty Limited) and two separate Australian tax consolidated groups, the Foxtel Holdings Pty Limited tax consolidated group and the XYZnetworks Pty Limited tax consolidated group (all collectively referred to as the “Foxtel taxpayers”). The table above and disclosures below represent the deferred income taxes for the Foxtel taxpayers.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

At June 30, 2017, the Foxtel taxpayers had approximately $166.6 million (2016: $208.1 million) of net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards have an unlimited carryforward period subject to the satisfaction of the loss testing rules (i.e. continuity of ownership test (“COT”) or failing COT, the same business test). The Foxtel Group utilized the benefits of prior year operating loss carryforwards in the amount of $41.5 million and $51.4 million for the fiscal years ended June 30, 2017 and 2016, respectively. The net operating losses have been carried forward by the Foxtel taxpayers since the AUSTAR acquisition on May 23, 2012.

Franking credits available for subsequent periods, based on a tax rate of 30%, amounted to $52.5 million (2016: $34.5 million) for the fiscal year ended June 30, 2017.

Realization of the net deferred tax assets of $49.4 million is dependent upon the Foxtel taxpayers’ ability to generate future taxable income in the relevant tax jurisdiction to obtain benefit from the reversal of temporary differences and net operating loss carryforwards. The amount of deferred taxes considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced. As of June 30, 2017, deferred tax assets of two controlled entities were not considered to be realizable and therefore a full valuation allowance has been established.

Uncertain tax positions are accounted for in accordance with accounting standards that require management’s assessment of the expected treatment of a tax position taken in a filed tax return, or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. Until such positions are sustained by the taxing authorities, the Foxtel Group would not recognize the tax benefits resulting from such positions and would report the tax effect as a liability in the Foxtel Group’s combined balance sheets. The Foxtel Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense, in the combined statements of operations. As of June 30, 2017, the Foxtel Group had no unrecognized tax benefits or interest or penalties recorded for any of the periods presented. The tax years ended 2010 through 2017 for Foxtel Holdings and 2010 through 2017 for all other entities remain open to examination by the major taxing jurisdiction in which the entities are subject to tax.

NOTE 11. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Foxtel Group enters into transactions with related parties. Related parties consist of partners, entities owned by partners and equity method investees.

Revenue transactions with these related parties include primarily subscriber revenue for resale and distribution of the Foxtel Group products and other revenue. Payment of goods and services from related parties includes purchases of and license fees for programming content, contributions to marketing and television production costs, telephony and internet and networking costs.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The following table sets forth the transactions with related parties during the year:

	For the years ended June 30,
	2017	2016	2015
	(in thousands)
Revenue
From partners or partners’ owned entities	$870,606	$788,123	$735,600
From equity investees	20,607	29,404	9,691

	$891,213	$817,527	$745,291
Operating expenses
To partners or partners’ owned entities	$794,216	$738,363	$643,989
To equity investees	37,875	41,099	25,097

	$832,090	$779,462	$669,086
Other transactions from partners or partners’ owned entities
Distributions	$—	$73,000	$250,000
Dividends—ordinary shares	—	239	—
Dividends—preference shares	—	114	—
Interest paid to partners	35,000	94,771	108,310
Interest accrued on loan from partners	59,771	—	—

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the combined balance sheets:

	As of June 30,
	2017	2016
	(in thousands)
Receivable from and prepaid to related parties (current):
From partners or partners’ owned entities	$31,279	$18,716
From equity investees	162	8,418

	$31,441	$27,134
Receivable from and prepaid to related parties (non current):
From partners or partners’ owned entities	$21,429	$—

Trade and other payable to related parties (current):
To partners or partners’ owned entities	$143,283	$151,403
To equity investees	2,973	4,817

	$146,256	$156,220

Except for loans from partners as disclosed above, balances with related parties are unsecured, interest-free and repayable upon demand.

NOTE 12. COMMITMENTS AND CONTINGENCIES

The Foxtel Group has commitments under certain firm contractual arrangements (“firm commitments”) to make future payments. These firm commitments secure the future rights to various assets and services to be used

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

in the normal course of operations. The following table summarizes the Foxtel Group’s material firm commitments as of June 30, 2017:

	As of June 30, 2017
	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease(a)
Transmission costs(b)	$778,617	$103,299	$180,863	$170,267	$324,188
Property leases	78,870	18,180	31,550	21,491	7,649
Other	4,007	1,616	1,901	490	—
Other commitments
Minimum subscriber guarantees(c)	276,884	125,844	147,040	4,000	—
Programming costs(d)	460,120	244,615	147,856	67,649	—
Broadcasting rights(e)	1,380,996	218,727	549,490	488,247	124,532
Capital expenditure(f)	87,919	87,919	—	—	—
Sports sponsorship	3,713	1,744	1,856	113	—
Other	42,097	15,761	16,904	5,611	3,821
Funding commitments to equity investee	3,500	—	3,500	—	—

Total	$3,116,723	$817,705	$1,080,960	$757,868	$460,190

Long term liabilities (Note 8)
Borrowings—related parties	962,351	—	—	—	962,351
Borrowings—external	2,153,673	—	992,569	605,997	555,107

Total commitments and contractual obligations	$6,232,747	$817,705	$2,073,529	$1,363,865	$1,977,648

(a)	The Foxtel Group leases property, motor vehicles, IT and equipment which are classified as operating leases. Leases are for multiple years and may contain renewal options. The operating lease expense including the satellite service agreements was approximately $127.3 million, $124.3 million and $124.5 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively.
(b)	Satellite expenditures in respect of payments for transmission services. During fiscal 2016, the Foxtel Group renewed its satellite transponder services arrangements to 2028. The transponder services arrangements are accounted for as operating leases.
(c)	Operating expenditures in respect of minimum subscriber guarantees payable for license fees to third parties are based on the contracted period.
(d)	Programming expenditures in respect of payments committed to various suppliers for programming content. The 7 year HBO agreement was amended in Fiscal 2017 to include extended VOD and library rights as well as the use of the HBO brand for an additional $52m.
(e)	Broadcasting rights are primarily in respect of AFL sporting rights. A new 6 year AFL deal for $1.2 billion commencing during the 2017 fiscal year was novated to the Foxtel Group from News Corp Australia in fiscal 2016.
(f)	Capital expenditures in respect of digital set top boxes, satellite dishes and other ancillary electronic components.

FOXTEL GROUP

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(ALL AMOUNTS ARE IN AUSTRALIAN DOLLARS UNLESS OTHERWISE STATED)

The Foxtel Group also has certain contractual arrangements in relation to certain investees that would require the Foxtel Group to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Foxtel Group does not expect that these contingent guarantees will result in any material amounts being paid by the Foxtel Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Foxtel Group expects to incur an obligation to make payments during that time frame.

Guarantees

	As of June 30, 2017
	Guarantees expiration per year
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Bank guarantees(a)	$9,281	$1,118	$1,896	$4,007	$2,260

(a)	The Foxtel Group has outstanding bank guarantees expiring in favour of the landlords of the Foxtel Group’s leased office premises, issued by a financial institution. The Foxtel Group may be obligated to contribute funding to the banks in event of default on their lease payments. These guarantees have varying terms which extend through the life of the lease. There is no obligation booked as of June 30, 2017 as the event of default is remote.

Contingencies

The Foxtel Group could be involved in routine litigation and contingencies through the ordinary course of its business. A provision for litigation would be accrued when information available to the Foxtel Group indicates that it is probable a liability has been incurred and the amount of loss can be reasonably estimated. For the limited routine litigation that arises from the ordinary course of business, the Foxtel Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses as the proceedings are in the early stages and there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made. However, the Foxtel Group believes that such matters, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material adverse effect on the Foxtel Group’s combined statements of operations, balance sheets, or statements of cash flow.

NOTE 13. SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events”, the Foxtel Group evaluated subsequent events through August 11, 2017, which was also the date that these combined financial statements were issued.

No matters or circumstances have arisen since June 30, 2017 that have significantly affected, or may significantly affect the Foxtel Group’s operations, the results of those operations, or the Foxtel Group’s state of affairs.